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## Limited Liability Company

### Legal Name
Shandoka, LLC

## Information

**SosId**: 1796548

**Status**: Current-Active

**Annual Report Status**: Current

**Citizenship**: Domestic

**Date Formed**: 1/25/2019

**Registered Agent**: Eich, Ernest P., IV

## Addresses

### Mailing
222 S. Church Street, Suite 100
Charlotte, NC 28202

### Principal Office
222 S. Church Street, Suite 100
Charlotte, NC 28202

### Reg Office
222 S. Church Street, Suite 100
Charlotte, NC 28202

### Reg Mailing
222 S. Church Street, Suite 100
Charlotte, NC 28202

## Company Officials

All LLCs are managed by their managers pursuant to N.C.G.S. 57D-3-20.

### Founder
Ernest Paul Eich , IV
222 S. Church Street, Suite 100
Charlotte NC 28202